Mail Stop 6010

May 15, 2008

Mr. Christopher C. Camut
Chief Financial Officer and Secretary
PharmAthene, Inc.
One Park Place, Suite 450
Annapolis, MD 21401

> **Re:** **PharmAthene, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on April 29, 2008**
> **File Number 001-32587**

Dear Mr. Camut:

We have completed our review of your proxy statement and have no further comments at this time. Please contact Sonia Barros at (202) 551-3655 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Jeffrey A. Baumel, Esq.
      Sonnenschein Nath & Rosenthal LLP
      101 JFK Parkway
      Short Hills, NJ 07078